Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charge Calculation
(dollars in thousands)

	Fiscal Year Ended September 30,
	2003		2004	2005
Pre-tax income (loss) from continuing operations	(9,147	)(1)	16,979	16,167

Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations	36,171		31,347	29,828
Interest expense from discontinued operations	3,036		—	—
Interest factor of rental expense	10,012		8,148	8,948

Total fixed charges	49,219		39,495	38,776

Pre-tax income (loss) from continuing operations plus fixed charges	40,072		56,474	54,943

Ratio of Earnings to Fixed Charge	N/A	(2)	1.4	1.4

(1)	Included in earnings for 2003 was a nonrecurring loss of $14,000 before income taxes relating to the settlement of class action securities litigation stemming from accounting irregularities discovered in October 2000. If this settlement had not occurred, the coverage ratio would have been 1.1:1.

(2)	In 2003 the ratio coverage was less than 1:1. The Company must generate additional earnings of $9,147 to achieve a coverage ratio of 1:1.